

June 23, 2020

Ming Zhang
Chief Executive Officer
Greencity Acquisition Corporation
100 Park Avenue
16th Floor
New York, NY 10017

> **Re: Greencity Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed June 19, 2020**
> **File No. 333-239292**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Enforcement of Civil Liabilities, page 129

1. To the extent applicable, please include disclosure related to any new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020. Your expanded disclosure should specifically address the limitations and obstacles to enforcement actions by the Department of Justice, the SEC and other authorities on obtaining information for investigation and litigation. Please also add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China and the risk U.S. security holders could face in bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ari Edelman, Esq.